02050280

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 12 2002
WASH. D.C. 180

For the month of August, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

PROCESSED
AUG 13 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : August 8, 2002

By : ______________________

Name : Widya Purnama
Title : President

INDOSAT

For Immediate release:

INDOSAT IS AWARDED THE OPERATING LICENSE FOR LOCAL FIXED TELECOMMUNICATIONS NETWORK

Jakarta, August 8, 2002 – Following the press release issued by the Telecommunication Restructuring Team dated July 31, 2002 on the Termination of The Exclusivity Right For the Provision of Telecommunications, Indosat announced that it is awarded the operating license for local fixed telecommunications network with operational coverage in Jakarta and Surabaya effective from August 1, 2002. With the license, Indosat is allowed to offer telephony service as well as interconnect with other telecommunication provider. Indosat is preparing a commercial launch of its services in specific area in Jakarta and Surabaya

Indosat offers its telephone service with the brand "INDOSAT Phone". In the first year, Indosat will have line installed capacity of 8,000 lines for Jakarta area and 5,000 lines for Surabaya with the numbering allocation : (021) 3000XXXX for Jakarta area and (031) 6000XXXX for Surabaya area, respectively. Additional numbering allocation will be provided in line with Indosat's roll-out. INDOSAT Phone will include value added services such as call waiting, three party, caller ID and call forwarding as a standard service.

Indosat is a full network and service provider in Indonesia. Its shares are listed on the Jakarta and Surabaya Stock Exchange (JSX : ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE : IIT)//.

For further information, please contact :

PT (Persero) Indonesian Satellite Corporation Tbk.
Corporate Communications Division
Phone: 62-21-3869153
Fax: 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com